Exhibit 1.0 – Corporate Governance Guidelines

Stockgroup Information Systems Inc.

CORPORATE GOVERNANCE GUIDELINES

The Toronto Stock Exchange (TSX) in 1994 issued corporate governance guidelines that were subsequently expanded and amended.  While the TSX no longer maintains any oversight or recommendations on these guidelines, they are still widely regarded as effective governance standards.  In 2003 the Canadian Coalition for Good Governance (the Coalition), whose members manage almost $500 billion in publicly traded stocks and other assets, recommended twelve minimum standards and corresponding “best practices” in corporate governance which public companies should strive to achieve.  Stockgroup Information Systems Inc.  (the Corporation”) subscribes to the principles enunciated in both sets of guidelines and will work to continuously improve its corporate governance towards the “best practices”  in governance.

The SEC, TSX and the Coalition's Guidelines emphasize the importance of board-member independence.  The Board of Directors of the Corporation is composed of six members.   Five Directors are independent of management and free of any interest in any business or other relationship with the Corporation, other than arising from their share holdings, that could interfere with their ability to act with a view to the best interests of the Corporation.  The Chairman of our Nominating and Corporate Governance Committee is independent.

The Board of Directors established a Nominating and Corporate Governance Committee to monitor the Corporation's practices against these corporate governance guidelines.  The Nominating and Corporate Governance Committee has reviewed the Corporation's own corporate governance practices, with input and guidance from the Board of Directors.  The following table sets forth the TSX Guidelines, together with a summary of the position of the Corporation with respect to each guideline; the corresponding Coalition guideline is noted with appropriate additions or differences in emphasis:

Guideline	Does the Corporation Align?	Comments
1. Board should explicitly assume responsibility for stewardship of the corporation. This should be identified in a board mandate. (Coalition guidelines 9, 10)	Yes

The board has a written mandate which has been formally adopted.  In the mandate the board assumes responsibility for:

  Choosing, assessing and compensating the CEO

  Succession planning for the CEO and all key managers

  Reviewing the strategic direction of management, evaluating management's choices of business opportunities and assessing the risks which those business opportunities entail; and

  The selection and ongoing assessment of board members

a. Adoption of a strategic planning process	Yes

The Corporation has put in place an ongoing strategic planning process in which Board members and management participate.  The strategic plan is reviewed semi-annually.  The board systematically  reviews opportunities by weighing them against the business risks and by ensuring that these risks are actively managed.

Implementation of the strategic plan is the responsibility of management.  The Board provides leadership but does not become involved in day-to-day matters.

Management reports to the Board regularly on progress in achieving strategic objectives.

b. Identification of principal risks, and implementing risk-management systems	Yes

The Board believes that it understands the specific risks of the Corporation's business.  As mentioned in 1(a), the Board reviews these risks at least annually as part of its review of the strategic plan.

The Board reviews and approves the Corporation's annual capital and operating budgets.

Management reports to the Board on a regular basis on the status of key risk areas.

c. Succession planning and monitoring senior management	Yes	Succession planning is covered by the Nominating and Corporate Governance Committee Charter.

d. Communications policy	Yes	The Corporation has taken steps to ensure effective communication with the public and its shareholders as well as to ensure its compliance with regulatory reporting and disclosure obligations.
The Corporation prohibits insider trading during specified blackout periods, and has adopted a formal Insider Trading Policy that is followed by members of the Board and employees.
e. Integrity of internal control and management information systems	Yes	The Board has appointed an Audit Committee composed of independent directors that reviews compliance of financial reporting with accounting principles and appropriate internal controls. The Audit Committee has met with the Corporation's auditors to ensure that they understand that they are hired and remunerated by the Board on behalf of the shareholders and that they report to the Board. The Audit Committee is satisfied that there are no major deficiencies in controls or information systems, but intends to intensify its reviews in order to further strengthen the systems now in place. The Audit Committee meets quarterly with its external auditors, and reports to the Board prior to approval of quarterly financial statements, including the Management Discussion and Analysis.

2. Majority of directors should be “unrelated” (independent of management and free from conflicting interest) (Coalition Guideline 3)	Yes	One Director is also an officer of the Corporations. The other five current Directors, including the Chairman, are independent and unrelated to the Corporation. The Chairman was an officer until December 31, 2004.
3. Disclosure for each director whether he or she is related, and how that conclusion was reached	Yes	Marcus New, President and CEO is related by virtue of the fact that he is an officer of the Corporation. No other directors are employees or Control Persons of the Corporation or any of its Affiliates.. Leslie Landes, Chairman, was an officer until December 31, 2004.

4.            a.

     Appoint a committee responsible for nomination of directors, having regard to candidates' qualifications for adding value, the degree to which they could complement other directors and the time required to do the work expected of them.

Yes	A Nominating and Corporate Governance Committee was appointed in 2004. It is required, under its charter, to recommend qualified candidates for the Board, annually review the credentials of nominees for re-election and ensure qualifications are maintained. In addition, it monitors compliance with the Insider Trading Policy and the Whistleblower Policy, and nominates a Designated Officer to handle whistleblower complaints.

b. Composed exclusively of non-management directors, the majority of whom are unrelated. (Coalition guideline 5)	Yes	The Nominating and Corporate Governance Committee is composed entirely of unrelated directors.

5.   The office of Chairman, which is independent of the CEO, should implement a process for assessing the effectiveness of the Board, its committees and individual directors

Publish each director's experience, expertise and other directorships annually in all appropriate public documents to disclose the mix of directors currently serving

(Coalition guidelines 4,7)

Yes

The office of Chairman is independent from the CEO.  The Chairman manages the process of the Board and ensures that the Board discharges the responsibility in its mandate.

The Corporation publishes particulars relating to each director's experience and expertise in the annual information circular to shareholders.

6. Provide orientation and education programs for new directors	Yes	The Corporation outlines the salient information about the Corporation to new directors, and describes the duties necessary for directors to serve effectively. The Corporation also provides information and access to educational seminars to the Directors from time to time.

7. Consider the size of Board, with a view to improving its effectiveness	Yes	A Board must have enough directors to carry out its duties efficiently, while presenting a diversity of views and independence. The Board has considered whether the current size of the Board permits such diversity and allows sufficient resources to carry out the duties of the Board. The Board is planning on increasing its size from six members to seven.

8. Review compensation of directors in light of risks and responsibilities	Yes	It is within the mandate of the Corporation's Compensation Committee to ensure the directors are appropriately compensated.
a. Committees should generally be composed of non-management directors (Coalition guideline 5)	Yes	All Board committees are composed entirely of unrelated non-management directors.
Majority of committee members should be unrelated	Yes
Appoint a committee responsible for approach to corporate governance issues (Coalition guideline 5)	Yes

The Nominating and Corporate Governance Committee is mandated to be responsible for and make recommendations to the Board concerning the governance of the Corporation.  Included in the Nominating and Corporate Governance Committee mandate is the responsibility to:

1. develop the Corporation's approach to corporate governance issues;
2. monitor the application of the Corporation's governance principles and report to the Board on an regular basis;
3. act as a forum for concerns of individual directors that are not readily addressed in a full Board meeting; and

4.   ensure that the responsibilities of the Board,  Board Committees, the CEO, the Chairman, the Insider Trading Compliance Officer, and the Designated Officer under the Whistleblower Policy and the other officers of the Corporation are kept clearly defined, separate and adequately disclosed.

5.   ensure that the Code of Ethics is reviewed and if necessary updated each year and that each Officer and Director is aware of and complies with its provisions

Define limits to management's responsibilities by developing mandates for: i Independent Board Leader ii the Board	Yes Yes

The Corporation's Chairman is independent of management.

There is no specific limitation to the power of the Board of Directors.  It accepts responsibility for stewardship of the Corporation, as outlined in its Mandate and in Guideline 1 above, and delegates the day-to-day responsibilities to management.  Any responsibility not delegated to senior management or a Board committee remains with the full Board.  The Board questions and scrutinizes management's operating plans, operational budgets and actual results and major transactions.

ii the Chief Executive Officer	Yes	The Corporation's strategic plan, business development and Intellectual Property development objectives are included the mandate of the Chief Executive Officer. These objectives include the general mandate to maximize shareholder value

b. Board should approve Chief Executive Officer's corporate objectives	Yes	The Board reviews the CEO's objectives on an annual basis.
11. Establish procedures to enable the Board to function independently of management. (Coalition guideline 5)	Yes	The independent members of the Board meet independently of management at the beginning of each Board meeting. Board committees are composed solely of unrelated directors, and they meet and function independently of management. The Chairman of the Board is a related Board member.

12. a. Establish an audit committee with a specifically defined mandate (Coalition guideline 6)	Yes

The Audit Committee is comprised exclusively of independent and unrelated directors, all of whom, through their extensive business experience, are financially literate.  The Audit Committee has a specific mandate which provides that it will, among other things:

Approve the hiring of, meet with, and receive reports from the Corporation's outside auditors;

Monitor audit functions and preparation of financial statements;

Review and recommend quarterly and annual financial statements to the Board for approval.

b. All members should be non-management directors	Yes	All members of the Audit Committee are independent, non-management directors.
13. Implement a system to enable individual directors to engage outside advisors, at corporation's expense	Yes	Members of the Board may, with the prior approval of the Chair, engage outside advisers at the Corporation's expense.